

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 10, 2006

Via Facsimile (816) 292-2001 and U.S. Mail

Scott Herpich
Lanthrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108


Re: **Boston Financial Qualified Housing Tax Credits L.P. IV**
PRRN filed March 8, 2006
By Park G.P., Inc.
File No. 0-19765

Dear Mr. Herpich:

We have reviewed your filings and have the following comments.

Schedule 14A

1.   We note your response to prior comment three. While we continue to disagree
with your analysis we will raise no further comment at this time.

2.   We note your response to prior comment 4. It remains unclear why you believe
the lawsuits were "needless." Please provide us with a copy of all the litigation
briefs and motions in connection to the cases. Further, your response does not
make it clear why you believe "the current general partners have repeatedly
violated the partnership agreement by not scheduling properly requested meetings
or sending out properly requested ballots."

Information Concerning the Participants, page 6

3.   We note your response to prior comment 8. Please provide a detailed analysis
supporting your conclusion that the control persons of SLCas are not participants.
A person is a participant if they are either directly or indirectly engaged in
organizing, directing, or arranging for the financing of the solicitation.
Accordingly, please explain to us, in detail, the role played by the control persons
of SLCas relative to this solicitation.


* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions